SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biolife Solutions Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09062W105
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

June 27, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09062W105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Michael Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 5)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 6,806,098
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,806,098
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON At 6/27/11: 3,675,845 * At 5/31/13: 6,806,098 * * excludes options not exercisable within 60 days
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* At 6/27/11: 5.0% At 5/31/13: 8.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 09062W105	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
Common shares / CUSIP 09062W105

Item 2.	Identity and Background.

(a)	Name: Michael Rice (“Rice”)
(b)	Business address: 3303 Monte Villa Parkway, Suite 310, Bothell, Washington 98021
(c)	Present occupation: Chief Executive Officer, BioLife Solutions
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: USA

Item 3.	Source or Amount of Funds or Other Consideration.

OO.  See Item 5.

Item 4.	Purpose of the Transaction.

The options have been granted as an incentive to the CEO.

Item 5.	Interest in Securities of the Issuer.

On August 7, 2006, Rice was granted a stock option exercisable at $0.07 for 1,500,000 common shares of the Issuer through August 6, 2016. The options vest as to 500,000 shares on each of August 7, 2007, 2008 and 2009. As of August 7, 2006, Rice held zero common shares of the Issuer.

On February 7, 2007, Rice was granted a stock option exercisable at $0.08 for 1,000,000 common shares of the Issuer through February 6, 2017. The options vest as to 333,334 on February 7, 2008 and 333,333 shares on each of February 7, 2009 and February 7, 2010. As of February 7, 2007, Rice held zero common shares of the Issuer.

On February 27, 2009, Rice was granted a stock option exercisable at $0.09 for 765,000 common shares of the Issuer through February 26, 2019. The options vest as to 191,250 shares on February 27, 2010, and 15,938 shares on the 27th day of each of the ensuing 36 months. As of February 27, 2009, Rice beneficially held 1,666,667 common shares of the Issuer, consisting of common stock options exercisable within 60 days.

On February 5, 2010, Rice was granted a stock option exercisable at $0.10 for 1,190,878 common shares of the Issuer through February 4, 2020. The options vest as to 297,720 shares on each of February 5, 2011, 2012, 2013 and 2014. As of February 5, 2010, Rice beneficially held 2,723,125 common shares of the Issuer, consisting of common stock options exercisable within 60 days.

On February 25, 2011, Rice was granted a stock option exercisable at $0.08 for 2,247,939 common shares of the Issuer through February 24, 2021. The options vested on December 31, 2012. On February 25, 2011, Rice was granted a stock option exercisable at $0.08 for 400,000 common shares of the Issuer through February 24, 2021. The options vested upon grant on February 25, 2011. As of February 25, 2011, Rice beneficially held 3,612,095 common shares of the Issuer, consisting of common stock options exercisable within 60 days.

Rice has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5, above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stock Option Agreement between the Issuer and Michael Rice related to option grants more particularly described in Item 5 above

Item 7.	Material to be filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: May 31, 2013	By:	/s/ Michael Rice
Michael Rice